CONSENT OF VAUGHAN CHAMBERLAIN

In connection with the technical information attributed to the undersigned in the following reports or documents, each of which are incorporated by reference into the registration statement on Form 40-F (the “Form 40-F”) being filed by B2Gold Corp. (the “Company”) with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned’s name and the following report or document, or the information derived from the following report or document, incorporated by reference into the Form 40-F:

1)	the Company’s press release dated April 24, 2012 which includes references to my name in connection mineral resource and reserve estimates for the Gramalote project; and
2)	the Company’s annual information form dated March 28, 2013 which includes references to my name in connection with mineral reserve and resource estimates for the Gramalote project.

/s/ Vaughan Chamberlain
By: Vaughan Chamberlain

Date: April __, 2013